United States securities and exchange commission logo





                             June 21, 2023

       Ivy Lee
       Chief Financial Officer
       SAG Holdings Ltd
       14 Ang Mo Kio Street 63
       Singapore 569116

                                                        Re: SAG Holdings Ltd
                                                            Amendment No. 5 to
Registration Statement on Form F-1
                                                            Filed June 14, 2023
                                                            File No. 333-267771

       Dear Ivy Lee:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 7, 2023 letter.

       Amendment No. 5 to Registration Statement on Form F-1

       Exhibit 23.1, page 1

   1. Please have your auditor revise their consent to include reference to the financial statements for the year
ended December 31, 2021 and correctly state the date of their audit report with respect to
the financial statements for the year ended December 31, 2022.

       General

   2. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price
volatility seemingly unrelated to company performance following a number of recent
initial public offerings, particularly among companies with relatively
 Ivy Lee
SAG Holdings Ltd
June 21, 2023
Page 2
         smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.
       You may contact Suying Li at 202-551-3335 or Theresa Brillant at 202-551-3307 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNameIvy Lee                                       Sincerely,
Comapany NameSAG Holdings Ltd
                                                                Division of
Corporation Finance
June 21, 2023 Page 2                                            Office of Trade
& Services
FirstName LastName